SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                         Date of Report: May, 2000



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




               Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  |X|   Form 20-F                  |_|   Form 40-F


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      |_|   Yes                    |X|   No


               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

               Not applicable.

               This Form 6-K consists of the first quarter report for Biora AB.






                     REPORT FOR THE FIRST QUARTER 2000

                              BIORA AB (PUBL)
                                MAY 4, 2000

FULL YEAR                        2000              1999            1999
------------------------------------------------------------------------------
Sales, SEK millions              21.1              17.2            73.6

Operating loss,                    -                 -               -
SEK millions                     17.7              22.8            91.8

Net loss, SEK                      -                 -               -
millions                         16.9              20.9            86.7


        O SALES DURING THE FIRST QUARTER 2000 INCREASED BY 23 PERCENT TO SEK 21.1 MILLION (COMPARED TO SEK 17.2 MILLION DURING THE SAME PERIOD IN 1999). THE INCREASE OCCURRED PRIMARILY IN THE JAPANESE (+77% OVER FIRST QUARTER 99) AND THE U S (+71%) MARKETS.

        O SALES OF PREMIXED VERSION OF EMDOGAIN, EMDOGAIN(R)GEL, FOR TREATMENT OF PERIODONTAL DISEASE, NOW STARTED IN EUROPE. IT HAS ALSO BEEN APPROVED IN CANADA.

        O NUMEROUS PRECLINICAL AND CLINICAL STUDIES SUPPORT EMDOGAIN'S EFFECTS IN TREATMENT OF PERIODONTAL DISEASE.

        O CELL STUDIES (CARCINOMA) SHOW THAT EMDOGAIN INHIBITS GROWTH OF CERTAIN CANCER CELLS.

        O THE RIGHTS ACQUIRED TO A PATENT- PROTECTED PHARMACEUTICAL PROJECT AGAINST DRY MOUTH (XEROSTOMIA).

Biora develops, manufactures and sells biologically based products primarily for use in the treatment of diseases of the oral cavity. The principal product, Emdogain(R), which is approved for sale in Europe, North America and Japan, regenerates naturally the supporting structure lost by the tooth due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


PRESIDENT AND CEO        INVESTOR RELATIONS           U.S INVESTOR RELATIONS
TOMAS HAMMARGREN         MIKAEL SJOBLOM               ELISABETH LAVERS
+46 40 32 13 36          + 46 40 32 13 65             +1 203 977 7797



REPORT FOR THE FIRST QUARTER OF 2000


Biora's sales during the first quarter of 2000, increased to SEK
21.1million, compared to SEK 17.2 million during the first quarter of 1999. The increase occurred primarily in the American and Japanese markets.

               SALES DURING 1999 AND 2000, BY QUARTER, MSEK


[GRAPHIC?OMITTED]








        DEVELOPMENT OF SALES BASED ON ROLLING TWELVE MONTHS FIGURES,
                   APRIL 1999 - MARCH 2000, SEK MILLIONS

[GRAPHIC?OMITTED]






CONTINUED SALES INCREASE IN THE AMERICAN AND JAPANESE MARKETS
The total increase in sales during the period was 23 percent compared to first quarter 99. The US is Biora's largest single market and sales there increased by 711) percent during the report period. The total number of customers in the US was 2650 at the end of the reporting period and almost 1400 of them had purchased more than once.

In Japan Biora's products are marketed by the Japanese biotechnology company Seikagaku Corporation. Sales by Biora to Seikagaku increased by
771) percent compared with the first quarter of 1999. According to Seikagaku, the number of customers at the end of the reporting period was about 1,100, of which 510 had purchased Emdogain more than once.

DECREASED SALES IN GERMANY
Sales in Germany decreased during the period by 241 percent compared to 1999. Measures have been taken to improve the situation. In Germany about 7000 customers had purchased Emdogain at the end of the reporting period, and 4000 of them had purchased more than once.

Sales in the Nordic countries decreased by 161 percent. In Sweden sales increased by nine percent and the number of customers were 660, of which 490 had purchased more than once. In Italy sales increased by two(1) percent.

-----------

(1) The reported changes are in Swedish crowns. In local currencies the changes were: U.S. +60%, Japan +45%, Germany -19%, the Nordic countries -16% and Italy +9%.



SALES OF EMDOGAIN(R)GEL HAS NOW STARTED IN EUROPE
Emdogain has until now been delivered as two components that are mixed by the dentist. To simplify use, Biora has developed a premixed product, Emdogain(R)Gel. At the end of March Emdogain(R)Gel was approved in Europe and Canada and has just been introduced in Europe. The application for approval in the U.S. has been submitted to the Food and Drug Administration.

BIORA.COM
Our home page "biora.com" will play a significant role in our future sales and marketing activities. The upgrading that will be launched during second quarter will enable us to cultivate new, larger customer groups as well as patients in a cost efficient manner.

NUMEROUS STUDIES SUPPORT EMDOGAIN'S EFFECTS IN THE TREATMENT OF PERIODONTITIS Biora's emphasis on research and development as well as increasing clinical use of Emdogain is producing numerous published studies. The total number of published studies now amounts to approximately 60, published in (Europe, North America, Japan and Australia. The third book about treatment with Emdogain, written by Dr. Hideaki Hirooka and Dr. Shin-ichi Tomura, was published in Japan during March.

IMPORTANT PROGRESS IN RESEARCH AND DEVELOPMENT
Since its public offering in 1997 Biora has invested substantial resources in research concerning matrix proteins. This investment has produced results during 1999/2000that indicate some new areas as described below of use for Emdogain and other enamel matrix proteins.

DEVELOPMENT OF NEW DENTAL INDICATIONS
For new dental indications of Emdogain, clinical studies are continuing for expanded treatment of periodontitis, treatment of recession type defects, knocked-out teeth, periodontitis in connection with impacted wisdom teeth as well as wound healing. The indication tooth trauma (knocked-out teeth) has been approved in Europe and will be introduced at an international conference in Oslo in June.

WOUND HEALING
The use of Emdogain has been shown to be accompanied by good healing following surgery in the treatment of periodontitis. This effect is believed to occur because certain disease-causing bacteria are inhibited by contact with Emdogain and connective tissue cells in contact with Emdogain produce growth factors that promote healing. These characteristics open the possibility of treating hard to heal wounds even outside the mouth. Clinical pilot studies will begin during 2000. This group of advanced wound healing products is expected to belong to the fastest growing part of the wound healing market (source: Bridgehead report Nov. 1999).

COMPLEMENT TO CANCER TREATMENT (CARCINOMA)
Cell studies show that growth of certain cancer cells (carcinoma) is inhibited by Emdogain. The discovery is supported by the knowledge of Emdogain's mechanism of action that Biora has previously reported, that is, that Emdogain promotes growth of connective tissue cells while certain epithelial cells experience so-called programmed cell death. Biora has submitted an application for global patent protection for the discovery. The first clinical studies will test Emdogain as an adjunct to traditional cancer treatment and will begin during the year.

LOCAL BONE FORMATION
Biora has found in new pilot studies that certain enamel matrix proteins stimulate local formation of new bone. The continuing work is intended to document the effect and to determine future areas for indications. Biora is heading a collaboration project with four European universities, which among other things is applying for funding within the fifth frame program of the European commission. The goal is to prove that enamel matrix proteins can be as or even more effective than the growth factors being developed today.

DRY MOUTH (XEROSTOMIA)
During the reporting period Biora has acquired the rights to a new patent-protected pharmaceutical project for treating dry mouth
(xerostomia). Dry mouth affects a large percentage of the older population. Approximately 15% of all 50 year olds and 40% of those over 80 suffer from dry mouth. Dry mouth is also a common side effect of many types of medication and radiation treatment.

The substance has been preliminary tested on healthy volunteers as well as patients with dry mouth. The remaining development work is to produce a final formulation and carry out clinical studies. Clinical studies are planned to begin during year 2000.

NET SALES
The Group's net sales during the period increased to SEK 21.1million (1999:
SEK 17.2 million).

PROFIT/LOSS
Gross profit amounted to SEK 16.2 million (1999: SEK 13.2 million). The improvement can be explained by the increase in sales. The operating loss amounted to SEK 17.7million (1999: SEK-22.8 million loss).

During the period the operating expenses have decreased by approximately six percent, SEK 2.1 million. Restructuring of the European marketing organization has contributed to lower selling expenses while sales increased by 23 percent. Net financial items were SEK 0.8million (1999: SEK
1.9 million). The decrease is explained by decreased interest bearing assets.

Net loss after tax during the period amounted to SEK 16.9 million (1999:
SEK 20.9 million loss), corresponding to a loss per share of SEK 080 (1999:
SEK 0.98 loss) based on the average of number of shares outstanding.

INVESTMENTS
Capital expenditures during the period totaled SEK 0.7 million (1999: SEK
1.1 million).

FINANCIAL POSITION
Net change in cash and cash equivalents during the period was negative, in an amount of SEK 17.2 million (1999: neg. SEK 24.7 million). At the end of the reporting period (figures for December 31, 1999, for comparison, are given below in parentheses) the Group's liquid funds amounted to SEK 95.6 million (112.8.million), the equity/assets ratio was 76.7 %(78.3 %) and the Group equity amounted to SEK 110.5 million (127.4 million).

EMPLOYEES
As of March 31, 2000, Biora had 84 employees, compared to 92 at year-end
1999.

COMING FINANCIAL INFORMATION Biora will publish financial information for 2000 on the following dates:

           Half year report                            August 18
           Interim report for the third quarter   -    November 2

Malmo, May 4,2000

Tomas Hammargren, President and CEO

Biora's auditors have not audited this interim report.

This press release may contain certain forward-looking statements that relate to the future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implies in such forward looking statements and are more fully discusses in periodic reports files with the Securities and Exchange Commission


CONSOLIDATED STATEMENTS OF OPERATIONS

                                          2000        2000        1999        1999
(Swedish GAAP, unaudited)              Jan - Mar   JAN - MAR   Jan - Mar   Jan - Dec
                                       (TUSD) 1)      (TSEK)      (TSEK)      (TSEK)

Net sales                                  2 438      21 144      17 234      73 556
Costs of goods sold                         -575      -4 985      -4 074     -15 470
Gross profit                               1 863      16 159      13 160      58 086

Selling expenses                          -2 184     -18 938     -20 710     -90 783
Administrative expenses                     -542      -4 700      -4 138     -18 505
Research and development costs            -1 189     -10 312     -10 280     -41 597
Other operating income and expenses           12         104        -790         994
Loss from operations                      -2 039     -17 687     -22 758     -91 805

Financial net                                 91         792       1 935       5 220
Loss after financial items                -1 948     -16 895     -20 823     -86 585
Income tax                                     -           -         -32        -154
Loss for the period                       -1 948     -16 895     -20 855     -86 739


CONSOLIDATED BALANCE SHEETS
                                             Mar 31,      MAR 31,    Mar 31,    Dec 31,
(Swedish GAAP, unaudited)                     2000        2000        1999       1999
                                           (TUSD) 1)     (TSEK)      (TSEK)     (TSEK)

Intangible long term assets                   1 720       14 921       23 656     16 573
Tangible long term assets                     1 158       10 041       11 912     10 843
Financial long term assets                      292        2 528        2 531      2 534
Total long term assets                        3 170       27 490       38 099     29 950

Inventories                                     535        4 642        4 585      5 175
Current receivables                           1 878       16 288       20 704     14 807
Bank deposits                                 9 225       80 000      104 145     90 000
Cash and bank                                 1 800       15 612       58 173     22 804
Total current assets                         13 438      116 542      187 607    132 786

Total assets                                 16 608      144 032      225 706    162 736

Shareholders' equity                         12 737      110 465      194 190    127 406
Provisions                                       30          257          411        444
Long term liabilities 2), 3)                    635        5 506        5 475      5 505
Current liabilities 2), 3)                    3 206       27 804       25 630     29 381

Total shareholders' equity and liabilities   16 608      144 032      225 706    162 736

1)  Average exchange rate Jan-Mar , 2000, USD 1 =  8,6725

2) The part of option premiums received, earlier disclosed as current liability, has been disclosed as long-term liability. The comparative figures have been adjusted accordingly.

3)  Biora did not have any interest bearing liabilities neither on March
    31, 2000, March 31, 1999 nor December 31, 1999.



STATEMENTS OF CASH FLOWS
CONSOLIDATED (TSEK)                                        2000      1999       1999
(Swedish GAAP, unaudited)                             JAN - MAR Jan - Mar  Jan - Dec

Loss for the period                                     -16 895   -20 855    -86 739
Depreciation and amortization                             1 365     1 286      5 552
Change in capitalized research and
  development costs                                       2 628     1 776      8 595
Other adjustments to reconcile net
  loss to net used in operating activities                 -170        38        541
Change in assets and liabilities                         -2 459    -5 635      2 447
Net cash used in operating activities                   -15 531   -23 390    -69 604
Capital expenditures (tangible assets
  and patents)                                           -1 587    -1 133     -4 334
Other investing activities                                    -        31        -29
Net cash used in investing activities                    -1 587    -1 102     -4 363
Net cash used in financing activities                         -         -          -
Effect of exchange rate changes on
  cash and cash equivalents                                 -74      -238       -277
Net change in cash and cash equivalents                 -17 192   -24 730    -74 244


KEY RATIOS
CONSOLIDATED                          2000         1999    1998(2)   1997     1996
(Swedish GAAP, unaudited)          JAN - MAR(1)

Net sales (TSEK)                        21 144    73 556   50 119    16 499    4 561
Gross margin, % (3)                       76,4      79,0     78,3      66,5      1,1
R & D costs (TSEK) (4)                  10 312    41 597   39 980    21 207   10 884
Return on capital employed, % (5)        -56,5     -50,7    -40,0     -53,2   -266,2
Return on equity,% (6)                   -56,8     -50,8    -40,0     -58,1      neg
Equity / assets ratio, % (7)              76,7      78,3     86,6      81,9    -34,2
Net debt / equity ratio, % (8)           -86,6     -88,5    -87,4    -103,0    -84,3
Total equity (TSEK)                    110 465   127 406  213 970   277 935  -18 437
Average number of shares
outstanding, (000s) (9)                 21 204    21 204   21 204    20 571   14 207
Equity per share, SEK (9)                 5,21      6,01    10,09     13,51    -1,30
Loss per share, SEK (9)                  -3,19     -4,09    -2,83     -3,66    -2,61
Cash flow per share, SEK (10)            -3,24     -3,50    -4,68     13,66     0,16


(1) Return on capital employed, return on equity, loss per share and cash flow per share have been calculated by multiplying the three month operating loss, net loss and cash flow by 4 to obtain comparability to the other presented twelve months key ratios.
(2) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.
(3)     Gross profit divided by net sales.
(4)     R&D-costs are shown gross, including capitalized costs. During
        2000, as well as during 1998 and 1999, no costs have been capitalized under the caption Capitalized R&D costs, why the net and gross costs were equal, 10,312. (2.5% royalty to Astra on sales of Emdogain
(5) Operating loss plus financial income divided by average total assets (total assets less non- interest-bearing operating liabilities including deferred taxes).
(6)     Net loss divided by average equity.
(7)     Shareholders' equity divided by total assets.
(8) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.
(9) The number of ordinary shares outstanding used in determination of loss and equity per ordinary share is calculated on a pro forma basis by giving effect to a 25:1 share split and the 3:1 stock dividend completed by the Company during 1996. The dilution effects of outstanding convertible loans and options have not been considered when calculating equity, loss and cash flow per share for the years 1996-2000 as this would reduce the loss per share.
(10) Net change in cash and cash equivalents divided by the average number of shares in accordance with (9).



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BIORA AB


Dated:  June 6, 2000                By:  /s/ Anders Agering
                                         --------------------
                                         Anders Agering
                                         Chief Financial Officer